EXHIBIT 99.1

Ero Copper Announces 2024 Production Results, 2025 Guidance and Updated Three-Year Production Outlook

(all amounts in US dollars, unless otherwise noted)

VANCOUVER, British Columbia, Feb. 11, 2025 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce its 2024 production results and 2025 guidance as well as an updated three-year production outlook.

HIGHLIGHTS

2024 Production Results

  Record quarterly copper production of 12,883 tonnes contributed to consolidated copper production for 2024 of 40,600 tonnes in concentrate.
    The Caraíba Operations delivered 8,566 tonnes during the fourth quarter and 35,444 tonnes of copper in concentrate for the year, meeting revised 2024 production guidance.
    Steady progress on increasing throughput volumes through year-end at the Tucumã Operation resulted in production of 4,317 tonnes during the fourth quarter and 5,156 tonnes of copper in concentrate for the year, below revised 2024 guidance.
  Gold production of 57,210 ounces at the Xavantina Operations was at the midpoint of original guidance and slightly below increased 2024 guidance.

Amended Revolving Credit Facility

  Subsequent to year-end 2024, the Company enhanced financial flexibility by amending its senior secured revolving credit facility (the "Amended Credit Facility") to support its larger operational footprint. Key updates to the Amended Credit Facility include:
    An increase in aggregate commitments from $150 million to $200 million.
    An extension of the maturity date from December 2026 to December 2028.
    Improved terms, including a 25-basis point reduction in the applicable margin on drawn funds at certain leverage ratios.

2025 Guidance

  Consolidated copper production is expected to increase by approximately 85% to 110% year-on-year to a range of 75,000 and 85,000 tonnes at consolidated C1 cash costs between $1.55 and $1.80 per pound of copper produced(1) with the Tucumã Operation expected to achieve commercial production in H1 2025.
  The Xavantina Operations are expected to produce 50,000 to 60,000 ounces of gold at C1 cash costs between $650 and $800 per ounce of gold produced and all-in sustaining costs ("AISC") between $1,400 and $1,600 per ounce of gold produced.
  Capital expenditures are projected to decrease significantly year-on-year to between $230 to $270 million in 2025. Full-year capital estimates include the continued construction of the new external shaft at the Caraíba Operations' Pilar Mine as well as the advancement of the Furnas Copper-Gold Project ("Furnas").

Three-Year Production Outlook

  Consolidated copper production across the Company's operations is expected to reach between 85,000 and 95,000 tonnes in concentrate in 2026 and 2027.
    At the Caraíba Operations, capital investments at the Pilar Mine in 2025 are expected to increase underground development rates in order to improve operating flexibility and further advance the construction of the new external shaft, enabling higher sustained copper production levels at increased operating margins beginning in 2027.
    Copper production at the Tucumã Operation is expected to remain elevated through 2027, driven by positive results obtained during the 2024 infill drill program and the expected achievement of design mill throughput rates in 2025.
  The Xavantina Operations are expected to sustain annual gold production levels of 50,000 to 60,000 ounces through 2027.

“2024 was a transformational year for the Company, marked by significant achievements across our operations and projects. I am incredibly proud of the dedication and resilience of our teams in reaching key milestones, including the safe and on-time delivery of the Tucumã Project," said Makko DeFilippo, President & Chief Executive Officer. "Despite challenges, we ended the year with record consolidated copper production in the fourth quarter, continued our ramp-up efforts at Tucumã, and commenced drilling at Furnas—positioning us well for a strong 2025, which we fully expect will be a record year for the Company by any measure."

"Over the coming years, we expect to sustain meaningfully higher production levels across our core assets where we will continue to invest strategically in innovation and in enhancing operational flexibility to improve margins. In parallel, we are focusing our efforts on the step- change growth opportunity we see in Furnas to create long-term value for our shareholders."

(1) Consolidated 2025 copper C1 cash costs will reflect the timing of commercial production at the Tucumã Operation, which will influence the relative weighting of unit costs by operation.

FOURTH QUARTER AND FULL-YEAR 2024 PRODUCTION RESULTS

	Q4 2024	Full Year 2024	2024 Guidance(1)
Caraíba Operations
Tonnes Processed	719,942	3,431,294	—
Grade (% Cu)	1.30	1.14	—
Recovery Rate (%)	91.8	90.6	—
Copper Production (tonnes)	8,566	35,444	35,000 - 37,000

Tucumã Operation
Tonnes Processed	223,013	333,791	—
Grade (% Cu)	2.17	1.78	—
Recovery Rate (%)	89.1	86.6	—
Copper Production (tonnes)	4,317	5,156	8,000 - 11,000

Consolidated Copper Production (tonnes)	12,883	40,600	43,000 - 48,000

Xavantina Operations
Tonnes Processed	26,120	146,161	—
Grade (gpt Au)	11.18	13.37	—
Recovery Rate (%)	92.8	92.0	—
Au Production (ounces)	8,936	57,210	60,000 - 65,000

(1) Guidance as of November 5, 2024.

Consolidated copper production for the fourth quarter and full year was impacted by power disruptions at the Tucumã Operation and operational challenges associated with the tailings filtration circuit which impacted the processing plant's ramp-up schedule. Despite these challenges, metallurgical recoveries and concentrate grades have continued to perform in-line with design targets, and throughput volumes have steadily increased month-over-month, as evidenced by the significant improvements in both throughput and copper production during the fourth quarter.

The Xavantina Operations were temporarily halted in December to complete repairs identified during a routine inspection by Brazil's National Mining Agency, impacting fourth quarter and full year production. The Company leveraged this downtime to accelerate preventative maintenance and infrastructure upgrades originally planned for 2025.

2025 PRODUCTION GUIDANCE AND THREE-YEAR PRODUCTION OUTLOOK

The Company's 2025 production guidance and three-year production outlook demonstrates the continued execution of its organic growth strategy. Key drivers include the expected achievement of design mill throughput rates at the Tucumã Operation in 2025 and the ongoing construction of the new external shaft at the Caraíba Operations' Pilar Mine, which is expected to become operational in 2027. As a result, copper production in 2025 is expected to increase by approximately 85% to 110% year-on-year to a range of 75,000 to 85,000 tonnes and reach 85,000 to 95,000 tonnes in concentrate in each of 2026 and 2027.

At the Xavantina Operations, annual gold production is expected to remain steady at 50,000 to 60,000 ounces through 2027, with higher mine production and mill throughput levels offsetting a return to long-term block model gold grades.

	2025	2026	2027
Copper (tonnes)
Caraíba Operations	37,500 - 42,500	40,000 - 45,000	45,000 - 50,000
Tucumã Operations	37,500 - 42,500	45,000 - 50,000	40,000 - 45,000
Total Copper	75,000 - 85,000	85,000 - 95,000	85,000 - 95,000
Gold (ounces)
Xavantina Operations	50,000 - 60,000	50,000- 60,000	50,000 - 60,000

Note: Guidance is based on estimates and assumptions including, but not limited to, mineral reserve estimates, grade and continuity of interpreted geological formations and metallurgical recovery performance. Please refer to the Company’s SEDAR+ and EDGAR filings, including the most recent Annual Information Form ("AIF"), for a detailed summary of risk factors.

2025 COST GUIDANCE

2025 copper C1 cash cost guidance on a consolidated basis is $1.55 to $1.80 per pound of copper produced(1). This is based on C1 cash cost guidance ranges of $2.15 to $2.35 per pound for the Caraíba Operations and $1.05 to $1.25 per pound at the Tucumã Operation.

At the Xavantina Operations, the C1 cash cost guidance range of $650 to $800 per ounce of gold produced reflects a planned decrease in mined and processed gold grades. The AISC guidance range for 2025 is $1,400 to $1,600 per ounce of gold produced.

Copper C1 Cash Cost ($/lb)
Caraíba Operations	$2.15 - $2.35
Tucumã Operations	$1.05 - $1.25
Consolidated Copper Operations(1)	$1.55 - $1.80

Gold C1 Cash Cost ($/oz)	$650 - $800
Gold All-In Sustaining Cost ($/oz)	$1,400 - $1,600

Note: C1 Cash Costs and AISC are non-IFRS measures. Please see the Notes section of this press release for additional information.

(1) Consolidated 2025 copper C1 cash costs will reflect the timing of commercial production at the Tucumã Operation, which will influence the relative weighting of unit costs by operation.

2025 CAPITAL EXPENDITURE GUIDANCE

2025 capital expenditures are expected to decrease meaningfully year-on-year to a range of $230 to $270 million million, primarily due to significantly lower capital expenditures at the Tucumã Operation following the completion of construction in 2024. Capital expenditures at the Caraíba Operation are expected to remain elevated in 2025 with approximately $80 to $90 million earmarked for growth capital related to the advancement of the new external shaft and related infrastructure and development.

Figures presented below are in USD millions.

Caraíba Operations	$165 - $180
Tucumã Operation(1)	$30 - $40
Xavantina Operations	$25 - $35
Furnas Copper-Gold Project and Other Exploration	$10 - $15
Total	$230 - $270

(1) Excludes capitalized ramp-up costs prior to the declaration of commercial production.

AMENDED CREDIT FACILITY

Subsequent to December 31, 2024, the Company amended its senior secured revolving credit facility to increase aggregate commitments from $150.0 million to $200.0 million and to extend the maturity from December 2026 to December 2028. The interest rate and commitment fee on the Amended Credit Facility were reduced to sliding scales of SOFR plus 2.00% to 4.25%, and 0.45% to 0.96%, respectively.

The Amended Credit Facility includes standard and customary terms and conditions with respect to fees, representations, warranties, and financial covenants. The Bank of Montreal acted as Administrative Agent, Lead Arranger, and Sole Bookrunner, Canadian Imperial Bank of Commerce acted as Documentation Agent, and The Bank of Nova Scotia and National Bank of Canada participated as lenders.

A copy of the Amended Credit Facility agreement will be filed on SEDAR+ and EDGAR.

NOTES

Alternative Performance (Non-IFRS) Measures

The Company utilizes certain alternative performance (non-IFRS) measures to monitor its performance, including C1 cash cost of copper produced (per lb), C1 cash cost of gold produced (per ounce), and AISC of gold produced (per ounce). These performance measures have no standardized meaning prescribed within generally accepted accounting principles under IFRS and, therefore, amounts presented may not be comparable to similar measures presented by other mining companies. These non-IFRS measures are intended to provide supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

C1 Cash Cost of Copper Produced (per lb)

C1 cash cost of copper produced (per lb) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its copper mining segment and is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. These costs are net of by-product credits, incentive payments and certain tax credits associated with sales invoiced to the Company's Brazilian customers.

While the C1 cash cost of copper produced per pound is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

C1 Cash Cost of Gold produced (per ounce) and AISC of Gold produced (per ounce)

C1 cash cost of gold produced (per ounce) is a non-IFRS performance measure used by the Company to manage and evaluate the operating performance of its gold mining segment and is calculated as C1 cash costs divided by total ounces of gold produced during the period. C1 cash cost includes total cost of production, net of by-product credits and incentive payments. C1 cash cost of gold produced per ounce is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplemental to IFRS measures.

AISC of gold produced (per ounce) is an extension of C1 cash cost of gold produced (per ounce) discussed above and is also a key performance measure used by management to evaluate operating performance of its gold mining segment. AISC of gold produced (per ounce) is calculated as AISC divided by total ounces of gold produced during the period. AISC includes C1 cash costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes. AISC of gold produced (per ounce) is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in supplement to IFRS measures.

ABOUT ERO COPPER CORP

Ero Copper is a high-margin, high-growth copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary assets include a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the Company's Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open pit copper mine located in Pará State, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the Xavantina Operations, an operating gold and silver mine located in Mato Grosso State, Brazil. In July 2024, the Company signed a definitive earn-in agreement with Vale Base Metals for a 60% interest in the Furnas Copper-Gold Project, located in the Carajás Mineral Province in Pará State, Brazil. For more information on the earn-in agreement, please see the Company's press releases dated October 30, 2023 and July 22, 2024. Additional information on the Company and its operations, including technical reports on the Caraíba Operations, Xavantina Operations, Tucumã Operation and the Furnas Copper-Gold Project, can be found on the Company’s website (www.erocopper.com), on SEDAR+ (www.sedarplus.ca/landingpage/) and on EDGAR (www.sec.gov). The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

FOR MORE INFORMATION, PLEASE CONTACT

Courtney Lynn, SVP, Corporate Development, Investor Relations & Sustainability (604) 335-7504
info@erocopper.com

CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Forward-looking statements may include, but are not limited to, statements with respect to the Company's expected production, operating costs and capital expenditures at the Caraíba Operations, the Tucumã Operation and the Xavantina Operations; estimated timing for certain milestones, including the ramp-up of production and achievement of commercial production at the Tucumã Operation and the completion and estimated operating timeline of the Pilar Mine's new external shaft at the Caraíba Operations; the ability of the Company to sustain higher copper production levels and realize higher operating margins once the Pilar Mine's new external shaft is operational; the ability of the Company to restore operating flexibility at the Pilar Mine and Caraíba Operations by accelerated underground development; the budget for, and the Company's ability to advance, work programs under the Furnas earn-in agreement; and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements.

Forward-looking statements are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve statements about the future and are inherently uncertain, and the Company’s actual results, achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to herein and in the Company's most recent Annual Information Form under the heading “Risk Factors”.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond the Company’s control. In connection with the forward-looking statements contained in this press release and in the AIF, the Company has made certain assumptions about, among other things: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the Caraíba Operations, the Xavantina Operations, the Tucumã Operation and the Furnas Copper-Gold Project being as described in the respective technical report for each property; production costs; the accuracy of budgeted exploration, development and construction costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continuing to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. Although the Company believes that the assumptions inherent in forward-looking statements are reasonable as of the date of this press release, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained in this press release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this press release and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

CAUTIONARY NOTES REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Unless otherwise indicated, all reserve and resource estimates included in this press release and the documents incorporated by reference herein have been prepared in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this press release and the documents incorporated by reference herein use the terms “measured resources,” “indicated resources” and “inferred resources” as defined in accordance with NI 43-101 and the CIM Standards.

Further to recent amendments, mineral property disclosure requirements in the United States (the “U.S. Rules”) are governed by subpart 1300 of Regulation S-K of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) which differ from the CIM Standards. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Ero is not required to provide disclosure on its mineral properties under the U.S. Rules and will continue to provide disclosure under NI 43-101 and the CIM Standards. If Ero ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Ero will be subject to the U.S. Rules, which differ from the requirements of NI 43-101 and the CIM Standards.

Pursuant to the new U.S. Rules, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under the U.S. Rules are now “substantially similar” to the corresponding standards under NI 43-101. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Ero reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms under the U.S. Rules are “substantially similar” to the standards under NI 43-101 and CIM Standards, there are differences in the definitions under the U.S. Rules and CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Ero may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Ero prepared the reserve or resource estimates under the standards adopted under the U.S. Rules.